Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

20th April 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
Notification of Major Interests in Shares

We enclose for your information a notification dated 20th April 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/Subshlder/ major ints in shares/2k70416/mc/p2]

Regulatory Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	10:28 20-Apr-07
Number	2317V

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

JARDINE MATHESON HOLDINGS LIMITED ("JMH")
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. On 19th March 2007 JMH was notified by Jardine Strategic Holdings Limited ("JSH") that it held a total of 329,442,114 voting rights representing 53.41% of JMH's issued ordinary share capital as follows:-

	No. of Voting Rights	%	No. of Voting Rights	%
(i) Direct holding			222,137,495	36.02
(ii) Indirect holding through the following controlled undertakings:-				
Jardine Securities (BVI) Limited *	105,158,540	17.05		
Clare Investment and Trustee Company Limited	1,975,724	0.32		
Certain non-profit-making organizations (JSH holds the majority of voting rights of their trustees or nominees)	170,355	0.03	107,304,619	17.40
Total			**329,442,114**	**53.41**

** a direct major shareholder of JMH*

2. On 30th March 2007 JMH was notified by Butterfield Trust (Bermuda) Limited ("BTB") that it held a total of 65,683,052 voting rights representing 10.65% of JMH's issued ordinary share capital as follows:-

	No. of Voting Rights	%
(i) Direct holding	37,973,450	6.16
(ii) Indirect holding		
Justin Company, a controlled undertaking of BTB	27,709,602	4.49
Total	**65,683,052**	**10.65**

BTB acts as trustee for: (a) a trust created in 1947 that holds shares in JMH, the income from which is to be distributed to senior executive officers and employees of JMH and its wholly-owned subsidiaries; and (b) family trusts of which certain persons discharging managerial responsibilities of JMH are discretionary beneficiaries.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

20th April 2007

www.jardines.com

END